FUEGO FINO

2020 Report

Dear investors,

We thank all of our investors for their continued support and the contribution that many of you have made to our management team via direct messages and emails which have assisted our operations and communications. We hope to continue to make advances in sales as we push to expand our eco-friendly delivery options and diversify our product portfolio to include brands that we directly own and manage. We feel strongly that at some point our approach will become the model for the industry, and that our greatest asset is our ability to get more accomplished and talk less.

We need your help!

We would like assistance with our forthcoming S.W. regions distribution center and it becoming a hub of the city of Tucson's carbon-free delivery zone. We would like assistance with our in-house brand promotions and brand management -- so that it becomes a household name. We would like any assistance with Celebrity brand introductions; either Celebrities who have products and wish to align with an eco-friendly distributor in Arizona or Celebrities that want to develop a brand in partnership.

Sincerely,

Jessica Contreras

Founder/CEO

Our Mission

The largest Planet-Friendly wine and spirits house with a strong portfolio of high-growth brands, which has a carbon-free distribution unit that operates as a model for how the industry should deliver.

See our full profile

How did we do this year?

Report Card

B+

The Good

Revenues up big: we increase our sales significantly.

Increased products in our portfolio: we increase products so that we have a brand in each major category of liquor.

Big clients landed: we brought on large retail clients who order on a monthly basis.

The Bad

Expenses: our expenses increased significantly.

Supply-chain management: we missed out on sales in the last quarter due to a lack of products on hand.

Profit margins: we had some items which lowered the profit margins which we needed to discontinue.

2020 At a Glance

January 1 to December 31

$16,600 +309%
Revenue

-$55,381
Net Loss

$31,190
Short Term Debt

$116,441
Raised in 2020

$30,987
Cash on Hand
As of 03/31/20

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are the Tesla of the alcohol industry. We super-charged our growth by cutting out the middleman. Streamlined the process of developing a brand, and we put the environment front and center in the minds of other brands who have excitement, but want to be responsible.
The Goal: The largest Planet-Friendly wine & spirits house who specializes in developing the next high-growth product segments. The Growth: Increased profit margins from the reduction of middlemen. Localized facilities in all U.S. states, with consistent job creation in U.S. Qualified Opportunity Zones.The Environment: All delivery vehicles reduced reliance on fossil fuels by using our biofuel. Recycled glass used in 100% of all products produced, with bottle-refund policies in all 50 states.

Milestones

Fuego Fino, Inc. was incorporated in the State of Florida in May 2017.

Since then, we have:

- Sales Booming During Pandemic: sales are up 400% year-over-year.

- Post-Quarantine Sales Rising: quarter-over-quarter sales rising by 230% as retailers open up.
- Land In QOZ: we have purchased land and we are launching a project in a Qualified Opportunity Zone.
- Pushing Eco-Friendly To Front: we have led the eco charge, and this is attracting other brands.
- Push Into Celebrity Branding: our goal is to distribute and develop celebrity-endorsed brands.
- Experience: Key Advisors have 30+ years of experience, positioned at Deutsche Bank & Merrill Lynch.
- CEO has 8 years of industry experience. CMO has an MBA from Boston University (summa cum laude).

Historical Results of Operations

Our company was organized in May 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $16,600 compared to the year ended December 31, 2019, when the Company had revenues of $4,056. Our gross margin was 21.98% in fiscal year 2020, compared to 99.48% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $89,212, including $53,502 in cash. As of December 31, 2019, the Company had $3,195 in total assets, including $3,195 in cash.
- *Net Loss.* The Company has had net losses of $55,381 and net losses of $2,329 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $31,190 for the fiscal year ended December 31, 2020 and $0 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $138,750 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Fuego Fino, Inc. cash in hand is $30,987, as of March 2020. Over the last three months, revenues have averaged $9,902/month, cost of goods sold has averaged $6,144/month, and operational expenses have averaged $9,838/month, for an average burn rate of $6,080 per month. Our intent is to be profitable in 18 months.

We closed on a land deal which involve property within a Qualified Opportunity Zone.

Revenues: We expect revenues to continue to increase on a quarter-over-quarter basis at a positive rate.

Expenses: We expect the rate of growth in our expense to level out over the next 3-6 months.

We do not have any other sources of capital in which to rely upon other than what is detailed within our financials.

Net Margin: -334% **Gross Margin: 22%** **Return on Assets: -62%** **Earnings per Share: -$3.13**

Revenue per Employee: $16,600 **Cash to Assets: 60%** **Revenue to Receivables: ~** **Debt Ratio: 35%**

Fuego_Fino__Inc_Final_Review_Report.pdf

We ❤ Our 146 Investors

Thank You For Believing In Us

Barbara Bickham
James D Allen
Lonnie Salyer
Joel Curt
Samuel Oppong
Barbara Bickham
Debra Thompson
Jason Smith
Theodore D'WILLIAMS
Marc Chapin
Rufus Beddingfield
Lisa Woo
Tiffany Arredondo
Riley Boeth
Liz Pocock
Olaseni Fadipe
Brad Soucek
Tiffany Arredondo
Daniel C Zemantic
Steve Kwak
Nancy Parisi
An Vu
Lenardo Cumberbatch
Kevin Soto
Patrick O'Brien Boling
David Macario
Joel Curt
Cory Thompson
Boban Fara
Ben Paul
Corey Crenshaw
Adam Thodey
Exsiquio Ramos
Natalie Miranda Contreras
Jesus Gutierrez
Michael Tucker
Jonathan Coleman
Arnav Roy
Bradford Chan
Angel Soto
Brian Thomson
Alejandra Gutierrez
Sherry Cochran
Joel Curt
Alicia Robb
Michael Wyatt
George J VELEZ
Alicia Robb
Veronica M Heath
Carlos Emmons
Wayne Zbytovsky
Dr. Malcolm Adams
Derek Haviland Tobias
Rick Orzalli
Brian Fischer
Jose Flores
Joseph P Crotty
Martin Johnson
Shannon Fong
Michelle Meadors
Theodore Pashko
George Pasley
Alejandra Gutierrez
Carlo Zampogna
Evan J SEGAL
Barbara Bickham
Rachel Ritter
Barbara Bickham
Jessica Contreras
Derek Haviland Tobias
Shane Reiser
David Schaffner
Kyle Charpie
Jahangir Alom
Johnny Reese
William Edward Matthews
Kevin G. Ramirez
Michael Sanderson
Troy S Philbert
Christopher Niemann
Alex J Wolfe
Mark Hines
Raymond Brock
Theodore Pashko
Thelburt Williams
Craig Vom Lehn
Evan J SEGAL
Michael S Anderson
Alicia Robb
James O. Tapken
Sally Brogna
Bee Yang
Charlene Sealy
Jeffrey Ayers
Marc Chapin
Jacob Knue
Venencia V Magnusen
Pcna Investments LLC
Michael Brady
Pedro Diaz-Flores
William Johnson, IV
Kevin Flanders
Rodrick Ellis Loud DDS
Michael Scott Mitchell
George Pasley
Li Kina Turner
La Monte Wayne Peters
Anthony Wragg
Candace Mounger
Joel Curt
Ray Herras
Marc Chapin
Le Juene Edwards Frost
Carlos Emmons
Cheryl Figueroa
Tyler Gilmore
Jeffrey Fontenot
Elizabeth Sanchez Olivan
Justin Steele
Nancy Parisi
Ashken Dangleben
Alejandra Gutierrez
David Wong
Robert Carlock
Clarence Addo-Yobo
George Pasley
Joseph Bellinger
Kevin Zuber
Douglas G Mancosky
James Stephens
Jessica Contreras
Nneoma Ugwuadu
Troy Green
Baron Huntington
Troy Green
Daniel McNamee
Brian Harris
Dr. Pete I. Maduka-Okafor
Yonasan Schwartz
Laura Huerta
Eileen Olaiz
Karthik Thenkondar
Benny A. Sandoval
Domenic Gigliotti
Christina Otto
Jacqueline E.Baird-Trues...

Thank You!

From the Fuego Fino Team



Jessica Contreras

Founder/CEO



Kanisha Dennis

Chief Marketing Officer

Graduated Suma Cum Laude
with Honors from The University